SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 16, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 3415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/ Media Relations (55 61) 3415-1378 cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53.3.0000581 -8
Publicly Held Company
CVM 01768-0

Minutes of the Board of Directors’ Meeting,
Held on August 30, 2005

Date, Time and Place:

On the 30th of August, 2005, at 4:00 p.m., in the city and state of Rio de Janeiro, at Rua Lauro Muller, 116, sala 2201, parte.

Summons:

Summons dismissed, since all the members of the Board of Directors were present.

Presence:

The following effective members of the Company’s Board of Directors were present: Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Kevin Michael Altit, Lênin Florentino de Faria and Fábio de Oliveira Moser.

Meeting’s Board:

The meeting was presided by the chairman of the Board of Directors, who invited Mr. Hiram Bandeira Pagano Filho to act as secretary for the matters of the meeting.

Day’s Agenda:

(i) Responding to the request made by Solpart Participações S.A., according to art. 123, sole paragraph, line “c” of Law 6,404/76, to deliberate on the summons of Extraordinary General Shareholders Meeting of the Company to make a resolution on the replacement of the following effective and alternate members of the Fiscal Council, elected by Solpart Participações S.A.: Mr. Luiz Otavio Gomes West, Augusto Cezar Calazans Lopes, Gilberto Braga, Raimundo José do Prado Vieira, Luiz Fernando Cavalcanti Trocoli and Genivaldo Almeida Bonfim.

(ii) To assign the Fiscal Council with the functions of “Audit Committee” to be in conformity with the disposition of the Sarbanes-Oxley Act of 2002, according to the proposal of the Senior Management.

Resolutions:

At the beginning of the meeting, the President put to vote item (i) of the Day’s Agenda. Responding to the request made by Solpart Participações S.A., according to art. 123, sole paragraph, line “c” of Law 6,404/76, the members of the Board of Directors decided, by unanimous decision, to approve the summons for the Extraordinary General Shareholders Meeting, to be held on September 29, 2005, at noon, to make a resolution on the following matter:

  Replacement of the following effective and alternate members of the Fiscal Council, elected by Solpart Participações S.A.: Mr. Luiz Otavio Gomes West, Augusto Cezar Calazans Lopes, Gilberto Braga, Raimundo José do Prado Vieira, Luiz Fernando Cavalcanti Trocoli and Genivaldo Almeida Bonfim.

Following, the President put to vote item (ii) of the Day’s Agenda, when the Senior Management’s proposal to assign the Fiscal Council with the functions of “Audit Committee” to be in conformity with the disposition of the Sarbanes-Oxley Act of 2002, according to documents filed at the Company’s headquarters (doc. 01), was approved by unanimous decision.

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted, which, once read and approved, unanimously, were signed by the present Board’s Members.

Rio de Janeiro, August 30, 2005.

Sergio Spinelli Silva Junior	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer